UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40504

Tremor International Ltd.

(Translation of registrant’s name into English)

82 Yigal Alon Street

Tel Aviv, 6789124, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On July 14, 2021, Tremor International Ltd. (the “Company”) issued a regulatory news service announcement announcing that, in connection with the Company’s offering of American Depositary Shares, the underwriters are exercising the over-allotment option in full (the “Exercise of Over-allotment Option Announcement”). The Exercise of Over-allotment Option Announcement is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.	Description
99.1	Exercise of Over-allotment Option Announcement, dated July 14, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TREMOR INTERNATIONAL LTD.

Date: July 14, 2021	By:	/s/ Sagi Niri
Name: Sagi Niri
Title: Chief Financial Officer